Exhibit 99.1
Satyam announces
Renewed customer confidence;
Wins new business of over USD 250 Mn. in last seven weeks
HYDERABAD, India, Feb. 21, 2009: Satyam Computer Services Limited (NYSE: SAY), a global Consulting and Information Technology services provider, today confirmed that it is back to its winning ways, riding on the relentless efforts of the newly constituted Board to restore stakeholder confidence and ensure business continuity.
Taking note of this, Mr. Kiran Karnik, Chairman of the Board commented “The Board is satisfied with the progress of the company’s stabilization program and appreciated the sustained efforts of Satyamites that has helped the company’s revival on a fast track mode”
Added Mr. AS Murty, Chief Executive Officer, “The indomitable spirit of Satyamites has helped us to win new Purchase orders and work extensions totaling to over USD 250 Mn. since 7th Jan 2009. The recent successes include a single order of USD 50 Million, and multiple orders from across industry verticals, technologies and geographies, reflecting an all round positive trend. More than half of this value comes from new POs, which reinforces the confidence that customers have been sharing with us in our discussions”
Mr. Parekh said that “The Board today approved the process to be followed for inviting a Strategic Investor and decided to seek regulatory approvals early next week. Upon receiving these clearances, the Board would announce the process to be observed”.
The Board had recommended to the Ministry of Corporate Affairs for the removal of Price Waterhouse (PW) as the statutory auditors of the company and notified PW. PW has tendered its resignation to act as Statutory Auditors of the company. The company is now intending to appoint new statutory auditors.
“The Board has authorized its CEO, Mr. AS Murty to finalize and implement a retention plan for its key associates (in consultation with Boston Consulting Group and Special Advisors) and endorsed actions now underway to fine tune the expenditure and profit optimization plan” said Mr. Achuthan, Board Member.
Commenting on the use of funds, Mr. Manoharan, Director, stated, “We are using the bank funding in a controlled and phased manner to meet immediate and near-term operating requirements, including payments to vendors. The good news is that we are receiving unsolicited offers from banks for funding.”
Today’s meeting was the seventh since its reconstitution on 10th Jan 2009. Mr. Homi Khusrokhan and Mr Partho Datta, Special Advisors to the Board, Legal advisors and senior BCG representatives were also present for the meeting.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.

Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global Satyam PR representatives at:

US	Jim Swords james_swords@satyam.com +1-703-877-2225

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484

Reshma Wad Jan Reshma@wer1.net +65-98-140-507
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2008, furnished to the Securities and Exchange Commission on November 7, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov